[redacted]

UNI
SECURITIES AND I
Washin

10029471



| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

AB 3/5

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 47579 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABAX BROKERAGE SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31658 ROCHEN ROAD
(No. and Street)

WALLER (City) TEXAS (State) 77484 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRI L. HODGES 713-460-1655
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EASLEY, ENDRES, PARKHILL, & BRACKENDORFF, P.C.
(Name – *if individual, state last, first, middle name*)

1333 WEST LOOP SOUTH, #1400 (Address) HOUSTON (City) TEXAS (State) 77027 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/19

## OATH OR AFFIRMATION

I, TERRI L. HODGES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABAX BROKERAGE SERVICES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

COURTNEY L. MCGEE
MY COMMISSION EXPIRES
MAY 27, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOW)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. SEE PAGE 12
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. SEE PAGE 12
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ABAX BROKERAGE SERVICES, INC.

## FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2009

## CONTENTS


PAGE NUMBER

INDEPENDENT AUDITORS' REPORT .......... 3

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION .......... 4

STATEMENT OF INCOME .......... 5

STATEMENT OF STOCKHOLDER'S EQUITY .......... 6

STATEMENT OF CASH FLOWS .......... 7

NOTES TO FINANCIAL STATEMENTS .......... 8-10

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION .......... 11

COMPUTATION OF NET CAPITAL .......... 12

EXEMPTIVE PROVISION UNDER RULE 15C3-3 .......... 12

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL .......... 13-14

EEPB EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

# INDEPENDENT AUDITORS' REPORT

February 24, 2010

Ms. Terri Hodges
ABAX BROKERAGE SERVICES, INC.
Houston, Texas

We have audited the accompanying statement of financial condition of ABAX BROKERAGE SERVICES, INC. as of December 31, 2009, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABAX BROKERAGE SERVICES, INC. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Easley Endres Parkhill & Brackendorff, P.C.

Houston, Texas

1333 West Loop South, Suite 1400 | Houston, Texas 77027
Phone: 713.622.0016 | Fax: 713.622.5527 | Web: www.eepb.com

# ABAX BROKERAGE SERVICES, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2009

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 7,720 |
| Accounts receivable | | 277 |
| TOTAL ASSETS | $ | 7,997 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accrued expenses | $ | 360 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock with par value of $.01 per share, 1,000 shares authorized, issued and outstanding | | 10 |
| Paid-in capital | | 7,627 |
| Retained earnings | | - |
| TOTAL STOCKHOLDER'S EQUITY | | 7,637 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 7,997 |

The accompanying notes are an integral
part of the financial statements.

ABAX BROKERAGE SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---|---|
| REVENUES | | |
| Service fees | $ | 20,000 |
| Commissions | | 3,561 |
| Other revenue | | 16 |
| TOTAL REVENUES | | 23,577 |
| EXPENSES | | |
| Regulatory fees and expenses | | 681 |
| Office and other operating expenses | | 6,778 |
| Bank service charges | | 22 |
| TOTAL EXPENSES | | 7,481 |
| NET INCOME | $ | 16,096 |

The accompanying notes are an integral part of the financial statements.

ABAX BROKERAGE SERVICES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

| | Common Stock | Paid-in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| BALANCE, DECEMBER 31, 2008 | $ 10 | $ 11,990 | $ (5,709) | $ 6,291 |
| Net income | - | - | 16,096 | 16,096 |
| Contribution | - | 250 | - | 250 |
| Distributions | - | (4,613) | (10,387) | (15,000) |
| BALANCE, DECEMBER 31, 2009 | $ 10 | $ 7,627 | $ - | $ 7,637 |

The accompanying notes are an integral part of the financial statements.

# ABAX BROKERAGE SERVICES, INC.

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ | 16,096 |
| Increase in cash related to changes in assets: | | |
| Accounts receivable | | 79 |
| Increase in cash related to changes in liabilities: | | |
| Accrued expenses | | 360 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 16,535 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | - |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Contribution | | 250 |
| Distributions | | (15,000) |
| NET CASH USED IN FINANCING ACTIVITIES | | (14,750) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 1,785 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | | 5,935 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ | 7,720 |
| SUPPLEMENTAL CASH FLOW DISCLOSURES: | | |
| INTEREST PAID | $ | - |
| TAXES PAID | $ | - |

The accompanying notes are an integral part of the financial statements.

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

ABAX BROKERAGE SERVICES, INC. (the "Company"), was formed under the laws of the State of Texas on August 3, 1994. The Company commenced operations as a registered broker-dealer in October 1994, and is registered with the Securities and Exchange Commission (the Commission) pursuant to Rule 15(b) of the Securities Exchange Act of 1934.

The Company currently restricts its business to retailing mutual funds on subscription basis to its customers.

### Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

### Revenue Recognition

Commission income on mutual fund transactions is recognized when distributed from mutual funds.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income Taxes

The Company has elected S Corporation status for federal income tax purposes and as such does not pay any income taxes. Accordingly, the Company's net income is reported on the personal tax return of the stockholder.

Beginning January 1, 2007, the Company became subject to the Texas Gross Margin Tax. The Texas Gross Margin Tax generally is calculated as one percent of gross margin, as defined. The Company owes no Margin Tax for the year ended December 31, 2009.

## NOTE 2: LIABILITES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During 2009, there were no liabilities subordinated to claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

## NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital exceeds 15 to 1. At December 31, 2009, the Company had aggregate indebtedness of $360 and net capital of $7,360, which does meet the minimum net capital requirement of $5,000.

## NOTE 4: UNCERTAIN TAX POSITIONS

On January 1, 2009, the Company adopted ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ACS 740-10-25 also provides guidance on the accounting for uncertainty in income taxes recognized in the Company's financial statements, (prior authoritative literature: FIN 48) and on derecognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of ASC 740-10-25 did not have a material effect on the Company.

The Company did not have unrecognized tax benefits as of December 31, 2009 and does not expect this to change significantly over the next twelve months. In connection with the adoption of ASC 740-10-25, the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2009, the Company has not accrued interest or penalties related to uncertain tax positions.

## NOTE 5: SUBSEQUENT EVENTS

The Company evaluated the period from January 1, 2010 to February 24, 2010, the date of the audit report, and noted no significant subsequent events.

## NOTE 6: NEW PRONOUNCEMENTS

In June 2009, the FASB issued FASB ASC 105-10-05 ("ASC 105-10-05") (Prior authoritative literature: SFAS No. 168, *"The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles— a replacement of FASB Statement No. 162")* which establishes the *FASB Accounting Standards Codification TM* (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. Effective July 1, 2009, the Codification is the single source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in accordance with GAAP. The guidance explicitly recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. Adoption of the Codification did not materially impact the Company's financial statements.

In May 2009, FASB issued FASB ASC 855-10-05 ("ASC 855-10-05") (Prior authoritative literature: SFAS No. 165, *"Subsequent Events).* ASC 855-10-05 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855-10-05 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. This disclosure should alert all users of financials statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. ASC 855-10-05 is effective for interim or annual periods ending after June 15, 2009. The Company adopted ASC 855-10-05 during year ended December 31, 2009 and it has not had a material impact on the financial statements. See Note 5.

# SUPPLEMENTAL INFORMATION

EEPB EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

## INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 24, 2010

Ms. Terri Hodges
ABAX BROKERAGE SERVICES, INC.
Houston, Texas

We have audited the accompanying financial statements of ABAX BROKERAGE SERVICES, INC. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 24, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Easley Endres Parkhill & Brackendorff, P.C.

1333 West Loop South, Suite 1400 | Houston, Texas 77027
Phone: 713.622.0016 | Fax: 713.622.5527 | Web: www.eepb.com

ABAX BROKERAGE SERVICES, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

| | | |
|---|---|---|
| Net capital: | | |
| Total stockholder's equity | $ | 7,637 |
| Reductions and charges | | |
| Nonallowable assets: | | |
| Accounts receivable | | 277 |
| Haircuts and other adjustments | | - |
| Net capital | $ | 7,360 |
| Aggregate indebtedness | | |
| Accrued expenses | $ | 360 |
| Ratio of aggregate indebtedness to net capital | | .05 to 1 |
| Computation of basic net capital requirement | | |
| Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000) | $ | 5,000 |
| Excess net capital | $ | 2,360 |
| Reconciliation with the Company's computation (included in Part II of Form X-17-A-5) as of December 31, 2009 | | |
| Total equity, as reported in Company's Part II (unaudited) Focus Report | $ | 7,360 |
| Audit adjustment for accounts receivable | | 277 |
| Total stockholder's equity, per above | $ | 7,637 |

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

The audit adjustment noted above is the only difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by ABAX Brokerage Services, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2009

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because ABAX Brokerage Services, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2009 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2009.

EEPB EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 24, 2010

Ms. Terri Hodges
ABAX BROKERAGE SERVICES, INC.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of ABAX BROKERAGE SERVICES, INC. (the "Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

*1333 West Loop South, Suite 1400 | Houston, Texas 77027*
*Phone: 713.622.0016 | Fax: 713.622.5527 | Web: www.eepb.com*

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eadley Endres Parkhill & Brackendorff, P.C.

ABAX BROKERAGE SERVICES, INC.

December 31, 2009

# ***Financial Statements***